NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF JET SHAREHOLDERS
JET METAL CORP.
NOTICE IS HEREBY GIVEN that an annual general and special meeting of the shareholders of Jet Metal Corp. ("Jet") will be held at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1 on July 27, 2016 at 10:00 a.m. (Vancouver Time) (the "Meeting") for the following purposes:
Annual Matters
1.	To receive and consider the audited consolidated financial statements of Jet for the year ending April 30, 2015 and the report of the auditors thereon.
2.
To elect Mark Morabito, Mark Lotz, Stewart Wallis and Ken Brophy as directors of Jet on the basis set forth in the accompanying information circular of the Company dated June 17, 2016 (the "Information Circular") to hold office until the earlier of the closing date of the transaction contemplated by the Amalgamation Agreement (defined below) or until the next annual meeting of the shareholders of Jet, or until their successors are elected or appointed.

3.	To appoint Davidson & Company LLP, Chartered Accountants, as auditors of Jet for the ensuing year and to authorize the directors to fix the auditor's remuneration.
4.
To consider and, if thought fit, pass with or without variation, an ordinary resolution approving and ratifying Jet's  10% rolling stock option plan as more particularly described in the Information Circular.

Transaction Matters
5.
To consider and if thought appropriate, pass a special resolution approving the Change of Business, Consolidation and Continuance (the "Transaction Resolution"). as more particularly described in the Information Circular.

6.
If the Transaction Resolution. is approved, to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution authorizing Jet to settle liabilities owing to King & Bay West Management Corp. totaling $100,000 in consideration for the issuance of 500,000 common shares of Jet as more particularly described in the Information Circular.

7.
If the Transaction Resolution is approved, to consider, and if thought appropriate, pass with or without variation an ordinary resolution increasing the size of the Board of Directors of Jet from four (4) directors to seven (7) directors.

8.
If the Transaction Resolution is approved, to consider, and if thought appropriate, pass with or without variation an ordinary resolution authorizing and approving the election of Mark J. Morabito, Daniel James Scott, Rejean Bourque, Donald Sorochan, Deborah Robinson, John Sutherland and Mark Lotz as the new directors of the Resulting Issuer on the basis set forth in the accompanying Information Circular to hold office from the closing date of the transaction contemplated by the Amalgamation Agreement until the next annual meeting of the shareholders of the Resulting Issuer, or until their successors are elected or appointed.

9.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
For full details of each of the proposed resolutions set out above, please review the accompanying Information Circular.
If you are a registered holder of common shares of Jet and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered holder of common shares of Jet and received this Notice of Annual General and Special Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your shares on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.
DATED at Vancouver, British Columbia on June 17, 2016.
BY ORDER OF THE BOARD OF DIRECTORS
"Mark J. Morabito"
Mark J. Morabito
 Chief Executive Officer

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